Kenneth B. Lerman, P.C.

Attorney at Law

April 28, 2016

Kim McManus, Senior Attorney

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-7010

Attention: Rahul Patel, Staff Attorney

Re	First Hartford Corporation
10-K for the fiscal year ended April 30, 2015
File No. 000-08862

Hello attorneys McManus and Patel:

In reply to your letter dated April 22, 2016, this firm provides the following responses and information on behalf of First Hartford Corporation (the "Company").  The responses are a compilation of information assembled from the Company, its auditors and attorneys.  This letter is being issued as written correspondence for submission on the Edgar private correspondence system.

Form 10-K for the Fiscal Year Ended April 30, 2015

Comment 1.    Item 2.  Properties, page 5

In future Exchange Act periodic reports, the Company confirms that the Company:

  will clarify the amount of property it holds for development.

  will disclose anticipated completion dates, to the extent known or reasonably anticipated.

  will disclose total project costs with clarification that the same includes leasing costs, and will include disclosure of total square footage for completed developments.

  will disclose the amount of development that material plots of land under the Company’s control could support.

However, for certain properties, the Company is unable to provide detailed disclosure of all costs incurred to date, budgeted costs, and development costs due to such information being proprietary and/or subject to nondisclosure agreements and arrangements.

                        * * * *

A statement related to certain acknowledgments requested by the Commission from the Company has been signed and its form is attached hereto as Exhibit A.

☑100 Pearl Street, 4th floor	☐ 301 Yamato Road, Suite 1240
Hartford, Connecticut 06103	Boca Raton, Florida 33431
(860) 724-7000	(561) 883-0700

Kim McManus, Senior Attorney

Office of Real Estate and Commodities

United States Securities and Exchange Commission

April 28, 2016

Should your Division require any further information, please so advise.

Very truly yours,

Kenneth B. Lerman, P.C.

(a professional corporation)

    /s/ Kenneth B. Lerman

Kenneth B. Lerman

KBL:dn

cc:        First Hartford Corporation

Kim McManus, Senior Attorney

Office of Real Estate and Commodities

United States Securities and Exchange Commission

April 28, 2016

Exhibit A

In connection with its response to the Commission's staff comment letter dated April 22, 2016, First Hartford Corporation hereby acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

April 28, 2016

First Hartford Corporation

By:          /s/ Neil Ellis

                Neil Ellis, Chairman